Exhibit 99.1

LINKAGE GLOBAL TO CHANGE NASDAQ TICKER SYMBOL TO “UZX” FOLLOWING TRANSACTION WITH UZX DAO FOUNDATION

Ticker Change Reflects Integration with UZX Ecosystem

New York — May 15, 2026 — Linkage Global Inc. (NASDAQ: LGCB) (“Linkage Global” or the “Company”), a public company that engages in providing cross-border e-commerce integrated services, today announced that it would change its Nasdaq ticker symbol from “LGCB” to “UZX,” effective May 18, 2026. The Company’s Class A ordinary shares will begin trading under the new ticker symbol, UZX, on the Nasdaq Capital Market on May 18, 2026.

The ticker change is part of a proposed fundamental evolution in Linkage Global’s business model. It follows the Company’s token purchase transaction with UZX DAO Foundation, an exempt entity incorporated under the laws of the Cayman Islands, and certain holders of units of the UZX Token, that was consummated on April 8, 2026. The Company and UZX DAO Foundation plan to further the partnership by integrating UZX DAO Foundation’s artificial intelligence technology and digital asset ecosystem into the Company existing cross-border e-commerce platform infrastructure.

In connection with the ticker change, no action is required from the Company’s current shareholders and the Company’s CUSIP number will remain the same.

About Linkage Global Inc.

Linkage Global Inc. (NASDAQ: LGCB) is a holding company, which engages in providing cross-border e-commerce integrated services. Through its operating entities, it developed a comprehensive service system comprised of two lines of business complementary to each other, including cross-border sales and integrated e-commerce services. It operates through the Extend and Other Subsidiaries segments. The company was founded on March 24, 2022, and is headquartered in Tokyo, Japan.

About UZX DAO Foundation

Founded in 2023, UZX DAO Foundation is the world’s first DAO-driven cryptocurrency exchange. UZX DAO Foundation is committed to empowering global traders on a secure and transparent platform that ensures safe, stable trading. Governed by the UZX DAO through a Cayman Foundation, the platform prioritizes decentralized decision-making to build an inclusive, secure financial ecosystem offering diverse investment services for the crypto world. Management team of UZX DAO Foundation hails from multiple countries and regions, with core members bringing extensive experience from leading institutions such as Coinbase, Binance, Morgan Stanley, Amazon, and Google, providing strong global strategic operations and deep expertise in financial risk management.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual reports on Form 20-F and other filings with the U.S. Securities and Exchange Commission.